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September 14, 2015

United States Securities and Exchange Commission
Office of Mergers & Acquisitions
Attn: Mellissa Campbell Duru
Washington, D.C. 20549-3628

File No. 030117-0062

Re:	Ikanos Communications, Inc.
Schedule 13D/A filed by Tallwood III, L.P., Tallwood III Partners, L.P.,
Tallwood III Associates, L.P. Tallwood III Annex Management, LLC,
Tallwood III Annex, L.P., Tallwood Partners, LLC, Tallwood III
Management, LLC
Filed October 3, 2014
File No. 5-81084

Dear Ms. Campbell Duru:

On behalf of our client, Tallwood Venture Capital (“Tallwood”), this letter sets forth Tallwood’s response to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated September 9, 2015, to the above referenced filing.

On September 14, 2015, Tallwood III, L.P., Tallwood III Partners, L.P., Tallwood III Associates, L.P. Tallwood III Annex Management, LLC, Tallwood III Annex, L.P., Tallwood Partners, LLC, Tallwood III Management, LLC (together, the “Reporting Persons”) filed an amendment to their Schedule 13D to disclose the required information following the agreement of the Reporting Persons, as evidenced in the Tender & Support Agreement dated August 5, 2015 (the “Support Agreement”) and filed as an exhibit to the Schedule 14D-9 filed by Ikanos Communications, Inc. (the “Issuer”), to, among other things, tender their shares in support of the offer by Qualcomm affiliated entities for all outstanding shares of the Issuer.

Upon review of its records in preparation for the filing of this amendment to the Schedule 13D, Tallwood discovered that the Reporting Persons failed to file an amendment to the Schedule 13D when, upon the closing of a previously disclosed rights offering on February 6, 2015, the Reporting Persons acquired beneficial ownership of more than one percent of the common stock of the Issuer. Tallwood also discovered that it had failed to include disclosure of its entry into an amended and restated stockholders agreement with the Issuer on September 29,

September 14, 2015

2014, in the Schedule 13D amendment it file on October 3, 2014. The amendment to the Schedule 13D filed today contains the information that the Reporting Persons should have disclosed in each required amendment, including the dates and details of each event that necessitated a required amendment.

Following receipt of the Staff’s September 9 letter, Tallwood undertook a comprehensive review of all of its filings pursuant to Section 13(d) of the Securities Exchange Act of 1934 (“Section 13(d)”). Upon filing of this amendment, Tallwood is now current in all of its reporting obligations under Section 13(d). Further, Tallwood has undertaken a review of its policies and procedures for compliance with Section 13(d) deadlines. Tallwood has revised certain of these procedures and is confident that it has the necessary procedures to insure compliance with its obligations under Section 13(d), Rule 13d-1 and Rule 13d-2 for future filings and amendments.

*        *        *         *        *

We are enclosing a letter from Natasha Skok, Chief Financial Officer of Tallwood, containing a statement from the Reporting Persons acknowledging each of the matters requested by the Staff.

If you have any questions or comments with regard to these responses or other matters, please call the undersigned at (650) 463-2606.

Best regards,

/s/ Christopher Kaufman
Christopher Kaufman of LATHAM & WATKINS LLP

cc:	Natasha Skok, Chief Financial Officer, Tallwood Venture Capital

enclosure

Tallwood Venture Capital

3000 Sand Hill Road

Bldg. 3, Suite 240

Menlo Park, CA 94025-7113

September 14, 2015

United States Securities and Exchange Commission

Office of Mergers & Acquisitions

Attn: Mellissa Campbell Duru

Washington, D.C. 20549-3628

Re:	Ikanos Communications, Inc.
Schedule 13D/A filed by Tallwood III, L.P., Tallwood III Partners, L.P.,
Tallwood III Associates, L.P. Tallwood III Annex Management, LLC,
Tallwood III Annex, L.P., Tallwood Partners, LLC, Tallwood III
Management, LLC
Filed October 3, 2014
File No. 5-81084

Dear Ms. Campbell Duru:

This letter is provided in response to the request set forth in the letter of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated September 9, 2015, related to the above referenced filing. Pursuant to the Staff’s request, each of Tallwood III, L.P., Tallwood III Partners, L.P., Tallwood III Associates, L.P. Tallwood III Annex Management, LLC, Tallwood III Annex, L.P., Tallwood Partners, LLC, Tallwood III Management, LLC (each a “Filing Person”) acknowledging that:

•	the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Tallwood III, L.P.
Tallwood III Partners, L.P.
Tallwood III Associates, L.P.

By: Tallwood III Management, LLC
Its General Partner

By:	/s/ Natasha Skok
Natasha Skok, Attorney-in-Fact

Tallwood III Annex Management, LLC

By:	/s/ Natasha Skok
Natasha Skok, Attorney-in-Fact

Tallwood III Annex, L.P.

By: Tallwood III Annex Management, LLC
Its General Partner

By:	/s/ Natasha Skok
Natasha Skok, Attorney-in-Fact

Tallwood Partners, LLC

By: The Banatao Living Trust DTD 7/21/99
Its Managing Member

By:	/s/ Diosdado Banatao
Diosdado Banatao, Trustee

Tallwood III Management, LLC

By:	/s/ Natasha Skok
Natasha Skok, Attorney-in-Fact